FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 3, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö _ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agenda of Tenaris’s Annual General Meeting

Luxembourg, May 3, 2021 - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) announced that its annual general meeting of shareholders held on May 3, 2021, in accordance with applicable regulation on the holding of corporate meetings adopted in light of the COVID-19 pandemic, approved all resolutions on its agenda.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2020, and the annual accounts as at December 31, 2020, and acknowledged the related management and independent auditors’ reports and certifications.

The annual general meeting also approved an annual dividend of US$0.21 per share (or US$0.42 per ADR), which represents an aggregate sum of approximately US$248 million, and which includes the interim dividend of $0.07 per share ($0.14 per ADR) or approximately $83 million, paid in November 2020. Tenaris will pay the balance of the annual dividend in the amount of US$0.14 per share (or US$0.28 per ADR), in U.S. dollars on May 26, 2021, with an ex-dividend date of May 24, 2021.

The annual general meeting resolved to reduce the number of directors to eleven and approved the re-election of the current members of the board of directors (except for Mr. Vázquez y Vázquez), Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Monica Tiuba and Mr. Guillermo Vogel. All board members will hold office until the meeting that will be convened to decide on the 2021 annual accounts.

The board of directors subsequently re-elected Mr. Roberto Monti, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba to continue as the committee’s chairperson. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board of Directors for the year ending December 31, 2021 and the Compensation Report for the year ended December 31, 2020; and appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2021.

Copies of the minutes of the annual general meeting can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.